EXHIBIT 20.1



April 6, 2009

Dear Shareholder:

On March 20, 2009 the Board of Directors received a takeover proposal from MacKenzie Patterson Fuller, LP and its affiliates (MPF). Various investor programs sponsored and managed by MPF are, taken together, Bella Vista's largest shareholder group, as MPF controls through its investor programs approximately 12.4% of BVC stock. MPF programs have acquired their shares over the past 3 years through various tender offers at prices ranging from $1.00 to $2.25 per share.

The 2 1/2 page MPF takeover proposal suggests the following as their rational for such an offer:

1. MPF suggests that it can lower BVC's operating costs by taking over operational management of BVC as well as complete control of BVC.
2. MPF suggests that it can improve the alignment of incentives with the shareholders of BVC. They propose to accomplish this by taking over all of the operations and management of BVC, including replacing the current Directors with their own handpicked directors, all of which will be principals (i.e. employees or partners) of MPF and none of which would necessarily be independent directors.
3. MPF would redeploy BVC's conservative "trust deed" portfolio into the types of generally illiquid real estate securities that MPF has traditionally purchased.
4. MPF's goal, over time (undefined), is to pay dividends to BVC shareholders of at least $2.73/share.
5. As an incentive to better manage the Company, increase NRV and to pay dividends to shareholders, MPF would grant itself options equal to 15% of the total outstanding shares of BVC stock. MPF's strike price would be reduced by the amount of dividends paid. According to its proposal, once $2.73 per share in dividends had been paid out to shareholders, MPF would have the option to purchase 15% of the BVC stock for a strike price of $0.00 per share.

Unfortunately, their proposal provides little more detail as to how they will achieve the goals and objectives presented. Although they did include their company brochure as an exhibit to their proposal, the Board does not have a basis to determine whether their past performance has any bearing on their ability to manage BVC portfolio assets, or whether or how well they will perform in the current and future market environments which, by all measures, present a significantly different magnitude and set of challenges.

Nonetheless, MPF's takeover proposal, if implemented, would represent a significant change with far reaching implications for BVC and you, its shareholders. Your Board's fiduciary responsibility and primary objective is to manage BVC in the best interests of, and to maximize value for, all of its shareholders. Given that, the Board has begun the process to thoroughly review and evaluate the proposal. Unfortunately, at this juncture, the brief outline contained in the cover letter and business plan summary presented by MPF do not


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provide sufficient detail for the Board to determine whether or not the proposal holds a prospect for real benefits with achievable goals and, ultimately, a real alignment of interests between MPF (and its investment programs holding BVC shares) and you, who represent the other 87% of BVC shareholders.

As we feel it very important for you, as shareholders, to follow this process and understand your Board's thinking, we have included a copy of our information request along with this letter for your review. Please be aware that MPF initially indicated that they would assume that their proposal was rejected if the Board did not respond within 11 days of receipt. Because of the significant ramifications for BVC and our shareholders, the Board requested an additional 30 days. MPF reluctantly agreed to extend their deadline by 7 days; and communicated that they would "leave the offer in the board's hands until April 7, but after that point we (MPF) would explore our (MPF's) other options."

We recognize MPF has been a successful company that has rewarded its partners and stakeholders through a business model focused on taking advantage of the opportunities presented by acquiring and controlling discounted and illiquid assets and securities. We believe we understand the "upside opportunity" for MPF and the immediate benefits they will derive by taking control of your Company and its Board. We also understand MPF's desire to take over both the management of BVC and its portfolio and to take over the Board of Directors in order to have a completely free hand in making all management and portfolio decisions by consolidating BVC asset management with Board oversight in one shareholder group. However, as your Board we need to and will evaluate and make recommendations based solely on what the real "upside" could likely be for all BVC shareholders, most of whom are private individuals who purchased their shares at $10. Please know that we respect MPF as a large, institutional shareholder; yet, their interests and objectives as one minority shareholder should not and cannot take precedence over those of other BVC shareholders.

MPF's response to our request for information will allow the Board to determine whether or not their proposal and underlying plan is, in fact, in the best interest of BVC's shareholders. This Board has always been and will continue to be open to input and will continue, on your behalf, to be proactive in optimizing BVC's operation and portfolio. To that end, 3 years ago the Board began a restructuring that has dramatically reduced operating costs and brought the necessary skill sets to bear on the operational, portfolio and market challenges that the company faced. In order to achieve this, this Board has been and will continue to thoughtfully consider and act on all inputs and proposals that would improve the operations of the company and provide value to our shareholders.

To this end, we are committed to and will objectively evaluate the MPF proposal. We ask you, as our shareholders, to support our efforts and any future requests that the Board may make of MPF relative to fully understanding their proposal so that we have the necessary detail and time for proper due diligence and evaluation of this proposal to takeover Bella Vista Capital.


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We will keep you informed of our progress. And, again, we appreciate your support and patience in this matter.


Sincerely,

/s/ WILLIAM E. OFFENBERG

William E. Offenberg
For the BellaVista Capital Board of Directors


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                                                               LETTER ATTACHMENT



Dear Rob:

On behalf of the Board I want to thank you for your proposal which BVC received on March 20. As you related to me on the phone on March 20, the level of detail was "somewhere between an invitation to talk and a fully detailed proposal." Therefore, we have proceeded with our review with that in mind and have developed the attached list of questions to which we would like to receive your written response. In that regard, we are earnestly attempting to comply with your follow-up email of March 20 in which you established a deadline of April 7 by which you expected the Board to provide its preliminary thoughts or questions.

We appreciate that the list of questions is long. However, what you propose are very significant changes that will have far reaching implications for BVC and its shareholders. Respectfully, and consistent with your characterization of your proposal during our phone conversation, your 1 page letter and 1 1/2 page Business Plan Summary does not provide the detail necessary for this Board to make a thorough and thoughtful evaluation.

That said; please clearly understand that this Board's fiduciary responsibility and primary objective is to manage BVC in the best interests of, and to maximize value for its shareholders. This Board has always been and will continue to be open to input and continues to be proactive in optimizing BVC's operation and portfolio. To that end, 3 years ago the Board began a restructuring that has dramatically reduced operating costs and brought the necessary skill sets to bear on the operational, portfolio and market challenges that the company faced. In order to achieve this, this Board has been and will continue to thoughtfully consider and act on all inputs and proposals that would improve the operations of the company and provide value to our shareholders.

Therefore, for us to fully evaluate the underlying details and ramifications of what you are proposing and ultimately make a recommendation to our shareholders, we ask that you provide us with a detailed written response to the attached list of questions. In addition, we ask that you please provide us with a copy of the detailed plan that MPF would have had to develop prior to making its proposal. This will assist us in understanding and evaluating how MPF plans to achieve:
o the promised annual operational cost savings while maintaining the required level of management and services and
o    the stated goal of returning an aggregate dividend payout of $2.73 share.

We think that our request for this information along with a copy of your detailed plan will give the Board a sound basis from which to develop a recommendation to our shareholders. Further we believe that our shareholders would expect us to do this level of due diligence and would concur that the scope of information being requested is very reasonable given the significant changes outlined.

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Given the tight time frame your proposal imposed, we fully recognize that you would like to move quickly. To that end, and in the interest of our mutual cooperation, we would propose that we meet to discuss next steps 10 days after our receiving your response to the attached list of questions and a copy of your detailed plan.

Sincerely,

/s/ WILLIAM E. OFFENBERG

William E. Offenberg
For the BellaVista Capital Board of Directors



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Property Management

1) Provide specific detailed examples of MPF's current relevant experience in providing hands-on management of specific condo and apartment properties.

2) How will MPF provide the hands-on management for each of the properties owned or controlled by BVC?
     a) Does MPF have requisite staff that would be responsible for directly working with the various service providers and groups that exist at a given condo or apartment property, such as rental companies, sales agents, property managers, home owners associations and their board of directors, etc.?
     b) Would this staff be direct employees of MPF or consultants hired for specific properties?
     c) Is the cost of the resources required to provide this level of hands-on management included in your annual fixed fee of 2% of total assets?

Operations and Cost

1) Provide more detail on what would qualify as "extraordinary expenses" that would not be included in the annual fixed fee.

2) Each property owned or controlled by BVC is run as a separate financial reporting entity and subsidiary to BVC.
     a) Is the cost of providing this level of detailed management and accounting included in the annual fixed fee?
     b) How would these tasks be handled? By direct MPF employees or outsourced?

3) How will MPF handle BVC's accounting, tax, audit and SEC/public reporting disclosures and requirements?
     a) Is the cost of performing each of these tasks and the related compliance and disclosure filings included in the annual fixed fee?
     b)   Which of these would be outsourced?

4)   Is D&O insurance included in the annual fixed fee?

5) What guarantees is MPF prepared to make relative to future operating costs? Will MFP guarantee that:
     a)   the annual fixed fee will remain fixed at 2% of total assets
     b)   there will be no costs related to the Board of Directors and
     c)   the  only   additional   costs  would  be  a  pre-agreed  to  list  of
          "extraordinary" items?

6) Your proposal mentions the advantage of "enhanced access to capital" that would allow the company to hold properties until the market improves.
     a)   What would be the sources of this capital?

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     b)   For what  purposes  would you envision  using these  funds:  replacing existing debt, taking on new debt, working capital requirements?
     c)   What would the associated costs and terms be?

7) Your proposal indicates that "MPF plans to have BVC continue to work with current local developers and property managers with respect to the existing property portfolio".
     a) Elaborate on how you would successfully organize and accomplish all that is required and currently done at the requisite level of detail and time; when, with most of the portfolio, the hands-on property management role is done by Cupertino Capital and is included as part of its outsourcing agreement with BVC.
     b) Care must be taken not to trivialize the time and resources required as this is a key element in preserving the portfolio properties' values. It includes a myriad of tasks, encompassing a broad and time-consuming spectrum of responsibilities, communications and issues: warranty claims, interfacing with original contractors and sub-contractors, tenant issues, board seats on various Home Owners Associations, planning commission issues, city council meetings, renegotiating lease and sale agreements, etc.

Staffing

1) What are the staffing assumptions and requirements in MPF's operating plan for BVC?
     a) Would MPF add additional staff and management to perform the required operation and management role of BVC?
     b) How would you allocate the time of your current management and staff to the operation and management of BVC?

Experience

1) Describe MPF's relevant experience in operating a public company and compliance with the various SEC and other regulatory requirement for disclosure and public reporting.

2) Provide recent examples with specific detail of MPF's experience in the following areas and indicate specifically whether all related costs would be covered as part of the annual fixed fee:
     a) Construction experience in terms of taking over projects and completing them
     b)   Construction litigation
     c)   Construction warranty performance and issues
     d) The foreclosure process including negotiating forbearance and the process from start to finish.

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     e)   Work out experience  where by MPF has worked  directly with borrowers, partners, and lenders on troubled projects?

Financial Performance

1)   Explain your goal of paying $2.73 per share in dividends over time.
     a) Would this cash actually be returned in the form of dividends or a repurchase of shares?
     b) How does MPF plan on achieving this goal and generating this level of return?
     c) Over what period would you project that this aggregate return to shareholders would be achieved?
     d) If the $2.73 return to shareholders was achieved, what would the residual NRV per share be?

2)   How will proceeds from the sale of BVC properties be used?

3) Other than the reduction in operating cost, how would implementing MPF's proposal result in an improved result for the BVC shareholder versus the current operation?

4) In order to assess MPF's operational expertise and resulting performance, provide specific detailed descriptions of current MPF funds that hold properties similar to BVC.
     a)   How are they managed?
     b)   What are the operating cost structures?
     c)   What has the relevant performance been in the past 12 to 18 months?
     d) Specific detail on the individual properties held in each fund you believe is similar in nature to that of BVC's portfolio properties.


Objectives and Strategy

1) Beyond the reduction in BVC annual operating cost that has been proposed, what are MPF's other objectives in taking control of BVC?
     a)   In the short term?
     b)   In the long term?

2) Will MPF continue with the current plan that the BVC Board is operating to; namely the controlled liquidation of BVC assets and the return of funds in the form of share repurchase once debt is paid off?

3) In your proposal you indicate that you would redeploy the funds currently in Cupertino Capital deeds of trust.
     a)   Specifically where would these funds be invested in?
     b) Explain why this is advisable and would generate a higher return at a lower risk?

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     c)   If these funds are to be co invested  in real estate  securities  with other MPF investor programs, and/or invest in similar securities as those acquired by other MPF investor programs, how will MPF avoid conflicts in allocating investment opportunities, managing portfolios, disposing of investments etc. between the interests of BVC and those of its other funds?
     d) What if any restrictions will be placed on transactions between BVC and other MPF investor programs?

4) How would MPF otherwise maintain focus on and protect the interests of the BVC shareholders? Explain this in light of MPF's primary goals of maximizing:
     a)   the performance of its own funds
     b) the compensation structure and incentives in its own funds, and c) its partners' compensation.

5)   What are MPF's plans for utilizing BVC's Net Operating Loss Carry Forward?

6) Relative to MPF's currently owned BVC shares, which MPF funds own BVC shares? a) How many BVC shares are held in each individual MPF fund?

7)   Explain the detailed mechanics of the incentive option that you propose.
     a) If the options were exercised, would these shares be repurchased from existing shareholders or would they be newly issued by the company?
     b)   What would be the dilution effect?
     c)   What is the rationale for this incentive?